Filed Pursuant to Rule 253(g)(2)
File No. 024-10567

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 2 DATED SEPTEMBER 4, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Aspect Promenade JV LP

On August 28, 2018, RSE acquired an unsecured bridge loan with a maximum principal balance of approximately $9,702,000, (the “Sterling Town Center Bridge Loan”) to the Borrower, Sterling Integra JV LP, a Delaware limited liability company (“Sterling Integra”), which used the loan proceeds to acquire a single stabilized garden-style multifamily property called Sterling Town Center totaling 339 units located at 7880 Triangle Promenade Dr, Raleigh, NC 27616 (the “Sterling Town Center Property”).

It is anticipated that the Sterling Town Center Bridge Loan will convert into additional ownership of a “majority-owned subsidiary”, Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from HUD, for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary (the “Third RSE Aspect Promenade Investment”). If RSE is approved by HUD, the bridge loan will not have accrued any interest from the date of closing to the date of conversion. If RSE is not approved by HUD, or approval is not received by January 31, 2019, the loan will accrue interest at a rate of 8% from the date of closing to the date of rejection or January 31, 2019, whichever occurs first (the “Rejection Date”). After the Rejection Date the interest rate will increase to 12% for 60 days after rejection. If the loan has not been repaid for 60 days after the Rejection Date the interest rate will increase to 20% thereafter.

The RSE Aspect Promenade Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 23,000 units across the southeast United States. The key principal is Joe Lubeck, who has overseen four successful portfolio builds totaling over 100,000 units with a value in excess of $3 billion in the last 15 years.

Pursuant to the agreements governing the Third RSE Aspect Promenade Investment (the “RSE Aspect Promenade Operative Agreements”), our consent is required for all major decisions regarding the RSE Aspect Promenade Controlled Subsidiary. In addition, an affiliate of our sponsor, earned an origination fee of approximately 2.0% of the Third RSE Aspect Promenade Investment, paid directly by the RSE Aspect Promenade Controlled Subsidiary.

The Sterling Town Center Property, which is held through Sterling Integra, a wholly-owned subsidiary of the RSE Aspect Promenade Controlled Subsidiary, was acquired for a purchase price of $52,976,000. ALA anticipates additional hard costs of approximately $1,523,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,859,000, bringing the total projected project cost for the Sterling Town Center Property to approximately $56,358,000. To finance the acquisition of the Sterling Town Center Property, Sterling Integra will assume the existing senior secured loan with approximately $37,477,000 remaining in unpaid principal (the “Sterling Town Center Senior Loan”). The Sterling Town Center Senior Loan also features approximately thirty-three years of remaining term with 35-year amortization at an interest rate of 3.70%. The remaining equity contributions to the RSE Aspect Promenade Controlled Subsidiary for the Third RSE Aspect Promenade Investment are being contributed 51% by the Company and 49% by ALA, its affiliates and other members.

As of the closing date, the Sterling Town Center Senior Loan had an approximate LTC ratio of 68.0%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Sterling Town Center property is a 339-unit, three and four-story garden-style apartment property in Raleigh, NC. The property is currently 94.7% occupied and was constructed in 2013 with wood frame construction. The business plan calls for completing a moderate value-add plan. The interior upgrades will include but are not limited to adding granite countertops, new cabinet pulls, new lighting fixtures, replacing common and wet areas carpet with plank, and replacing bedroom carpeting. Other property improvements will include but are not limited to new landscaping, updating the existing dog park, adding a package system, and updating the fitness center and pool area FF&E. The renovations are expected to take 3 years to complete. After the renovations are completed ALA will continue stabilized operations until an opportunistically timed exit or refinance.

The Raleigh market presents a strong opportunity with its highly-skilled work force, strong population growth, and solid multifamily market fundamentals. Population and income growth are expected to remain strong as new employers are attracted to the area given the low cost of doing business and the high concentration of skilled labor.